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SI 17009739

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SEC Mail Processing Section
MAY 30 2017
Washington DC
408

SEC FILE NUMBER
8-46844

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

Albany	NY	12211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Peter Purcell — 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wojeski & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

75 Troy Road	East Greenbush	NY	12061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments, Inc., as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 4, 20~~ 1/8/2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 31, 2017 and 2016

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Financial Statements

March 31, 2017 and 2016

Financial Statements

Supplementary Financial Information



WOJESKI & COMPANY CPAs, P.C.

75 Troy Road
East Greenbush, New York 12061
518-477-1102 • 518-477-1302 (Fax)
www.wojeskico.com

MEMBER: AICPA, NYSSCPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying statement of financial condition of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) (the "Company") as of March 31, 2017, and the related statements of income, changes in stockholder's equity and changes in liabilities subordinated to the general claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017, and results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of March 31, 2016, were audited by other auditors whose report dated May 13, 2016, expressed an unmodified opinion on those statements.

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information,

including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wojeski + Company CPAs, P.C.

East Greenbush, New York
May 26, 2017

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statements of Financial Condition

	March 31,	
	2017	2016
ASSETS		
Cash and cash equivalents	$ 2,637,436	$ 3,110,020
Receivables -		
Clearing broker	360,702	229,796
Accrued commissions	6,178,605	5,586,688
Other	158,245	31,449
Prepaid income taxes	20,792	56,462
Prepaid expenses	24,986	26,212
Furniture and equipment, net of accumulated depreciation of $494,472 and $403,760 in 2017 and 2016, respectively	251,857	333,800
Cash deposited with clearing broker	175,000	175,000
Security deposits	12,369	17,982
TOTAL ASSETS	$ 9,819,992	$ 9,567,409

See accompanying notes to financial statements.

	March 31, 2017	March 31, 2016
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 7,660,411	$ 7,385,298
Income taxes payable	3,571	2,521
Deferred incomes taxes	73,039	96,802
Subordinated loan - Parent Company	150,000	150,000
TOTAL LIABILITIES	7,887,021	7,634,621
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	119,028	119,028
Retained earnings	1,803,943	1,803,760
Total stockholder's equity	1,932,971	1,932,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,819,992	$ 9,567,409

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statements of Income

	For the Year Ended March 31, 2017	2016
REVENUES		
Mutual fund commissions	$ 40,436,312	$ 37,661,652
Variable annuities, insurance and other product commissions	15,158,215	16,498,226
Securities commissions	4,949,502	4,327,378
Fee income	1,013,865	799,143
Interest and other income	44,852	72,988
Total revenues	61,602,746	59,359,387
COST OF REVENUES (Note I)	50,733,715	48,865,057
GROSS PROFIT	10,869,031	10,494,330
OPERATING EXPENSES		
Rent	424,347	421,740
Administrative payroll and benefits	4,201,302	3,848,677
General and administrative (Note I)	6,191,349	6,025,576
Total operating expenses	10,816,998	10,295,993
NET INCOME FROM OPERATIONS	52,033	198,337
INTEREST EXPENSE	(22,813)	(22,875)
PROVISION FOR TAXES	(29,037)	(83,084)
NET INCOME	$ 183	$ 92,378

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statements of Changes in Stockholder's Equity and
Changes in Liabilities Subordinated to the General Claims of Creditors

For the Years Ended March 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2015	$ 10,000	$ 119,028	$ 1,711,382	$ 1,840,410
Net income	-	-	92,378	92,378
Balance at March 31, 2016	10,000	119,028	1,803,760	1,932,788
Net income	-	-	183	183
Balance at March 31, 2017	$ 10,000	$ 119,028	$ 1,803,943	$ 1,932,971

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance at March 31, 2016	$ 150,000
Additional Loans	-
Balance at March 31, 2017	$ 150,000

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statements of Cash Flows

	For the Year Ended March 31, 2017	2016
OPERATING ACTIVITIES		
Net income	$ 183	$ 92,378
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	111,822	108,596
Deferred income taxes	(23,763)	(6,441)
(Increase) decrease in:		
Receivables -		
Clearing broker	(130,906)	82,126
Accrued commissions	(591,917)	(378,477)
Other	(126,796)	(4,828)
Prepaid income taxes	35,670	(52,180)
Prepaid expenses	1,226	121,260
Security deposits	5,613	(1,100)
Increase (decrease) in:		
Accounts payable and accrued expenses	275,113	563,731
Income taxes payable	1,050	(4,913)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(442,705)	520,152
INVESTING ACTIVITIES		
Purchase furniture and equipment	(29,879)	(86,386)
NET CASH USED IN INVESTING ACTIVITIES	(29,879)	(86,386)

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Statements of Cash Flows--Continued

	For the Year Ended March 31, 2017	2016
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (472,584)	$ 433,766
Cash and cash equivalents at beginning of year	3,110,020	2,676,254
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,637,436	$ 3,110,020

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2017	2016
INCOME TAXES PAID	$ 16,080	$ 146,618
INTEREST PAID	$ 22,813	$ 22,875

See accompanying notes to financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Notes to Financial Statements

March 31, 2017 and 2016

NOTE A--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Purshe Kaplan Sterling Investments, Inc. (the "Company") is a broker/dealer of securities registered under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS of $175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

Method of Accounting
The Company records its revenue on the accrual basis of accounting. Revenues and related broker expenses are recorded on a trade basis as securities transactions occur.

Use of Estimates
The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Revenues are comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and, for certain products, a trailing commission and fee income for administrative services. Brokerage offerings include mutual funds, equities, variable and fixed annuities, alternative investments such as non-traded real estate investment trusts and business development companies, retirement and 529 education savings plans, fixed income and insurance.

NOTE A--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--Continued

Revenue Recognition--Continued

Front-end sales commissions are recognized as revenue on a trade-date basis, which is when performance obligations in generating the commissions have been substantially completed. The Company earns commissions on a significant volume of transactions that are placed by its representatives directly with product sponsors, particularly with regard to mutual fund, 529 plan, alternative investment, variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products per prospectus.

Commission and fee revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. Trailing fees are earned by the Company, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail fee revenues are generally paid in arrears, management estimates the majority of trail fee revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail revenues received in prior periods.

A substantial portion of the Company's commission and fee revenue is ultimately paid to the Company's representatives. The Company records an estimate for commission payable based upon payout ratios for each product for which there are accrued commission revenue and fees. Such amounts are recorded as commission expense.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all high liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

NOTE A--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--Continued

Depreciation
Depreciation is provided by using the straight-line method over varying useful lives from 3 to 7 years. Depreciation expense totaled $111,822 and $108,596 for the years ended March 31, 2017 and 2016, respectively.

Compensated Absences
Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs have been made in these financial statements.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires that recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2017 and 2016 are as follows:

	2017	2016
Current income tax expense	$52,800	$89,525
Deferred income tax (benefit) expense	(23,763)	(6,441)
Total income tax expense	$29,037	$83,084

The Company files income tax returns in the U.S. federal jurisdiction and most states. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2013.

NOTE A--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--Continued

Subsequent Events

Subsequent events have been evaluated through May 26, 2017, which is the date the financial statements were available to be issued.

NOTE B--COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Latham, New York and a CO-location for data in Albany, New York. All premises are leased under the terms of non-cancelable operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2019	$ 440,913
Albany, New York	June 30, 2018	27,300
Lathan, New York	March 31, 2020	13,200

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $88,100 and $72,467 for the years ended March 31, 2017 and 2016, respectively. Rent is shown net of sublease income on the statement of income.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2018	$ 481,413
2019	278,424
2020	14,400

NOTE C--RETIREMENT PLAN

The Company maintains a 401(k) retirement plan for the benefit of its employees. Contributions to the Plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the Plan amounted to $205,207 and $165,630 in 2017 and 2016, respectively.

NOTE D--RELATED PARTY TRANSACTIONS

The Company pays the Parent Company fees to cover management and other support costs. The total fees charged to the Company amounted to $1,320,000 and $4,370,000 in 2017 and 2016, respectively.

The Company receives reimbursement from two affiliates also owned by the Parent Company to cover operating costs. Reimbursements received for these costs totaled $1,443,895 and $1,444,995 in 2017 and 2016, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and by independent registered representatives of approximately $931,660 and $879,823 were paid in 2017 and 2016, respectively.

NOTE E--LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September 2005, the Company borrowed $150,000 from its Parent Company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordinated agreement. Accordingly, the note principal amount is allowed in computing net capital under the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest paid pursuant to the subordination agreement was $22,813 and $22,875 in 2017 and 2016, respectively.

NOTE F--NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 which requires the Company to maintain a minimum net capital and requires that the ratio of aggregate indebtedness, both as defined, shall not exceed 15 to 1. The Company had net capital of $883,575 and $985,714 as of March 31, 2017 and 2016, respectively. The Company had net capital of $367,773 and $486,739 in excess of its required net capital of $515,802 and $498,975 at March 31, 2017 and 2016, respectively. The Company's net capital ratio was 8.76 to 1 and 7.59 to 1 as of March 31, 2017 and 2016, respectively.

NOTE F--NET CAPITAL REQUIREMENTS--Continued

Under its agreement with NFS, the Company is required to maintain net capital of $400,000 and $750,000 during 2017 and 2016, respectively.

NOTE G--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE H--CONTINGENCIES

In February 2016, the Financial Institutions Regulatory Authority (FINRA) commenced an enforcement action against the Company. FINRA alleges that the Company failed to offer the correct breakpoint discounts with respect to sales of various REITs to an institutional customer in the amount of approximately $3.3 million, and that the total commissions of these sales in the amount of approximately $11 million were not properly disclosed by the selling registered representative to that customer. In February 2017, the Company settled this enforcement action with FINRA and fully paid the commission restitution and associated costs of approximately $4.4 million. After insurance and other reimbursements, the net settlement charged to expense in these financial statements amounted to $2,709,656.

NOTE H--CONTINGENCIES--Continued

The Company has also been named as a defendant in other complaints which are in various stages of litigation. The Company is defending itself vigorously in these actions, each of which separately and in the aggregate, are not likely to have a material impact on the financial position of the Company, and are adequately insured by an affiliate of the Company.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Notes to Financial Statements--Continued

NOTE I--COST OF REVENUES AND GENERAL AND ADMINISTRATIVE EXPENSES

	2017	2016
COST OF REVENUES		
Independent agent commissions	$ 43,327,072	$ 41,514,872
Sales and trading salaries	2,907,027	2,840,114
Professional liability insurance	2,035,550	1,898,102
Fees and regulatory	1,219,445	1,191,583
Clearing and execution	499,499	537,610
Payroll taxes and benefits	539,915	716,876
Retirement plan	205,207	165,630
Total cost of revenues	$ 50,733,715	$ 48,865,057

	2017	2016
GENERAL AND ADMINISTRATIVE		
Commission restitution, net of reimbursements	$ 2,709,656	$ -
Management services	1,222,500	4,007,307
Communication and technology	846,160	733,730
Payroll and data processing	223,111	224,148
Professional fees	159,870	89,153
Travel	146,710	116,952
Insurance	144,308	135,342
Depreciation	111,822	108,596
Computer supplies	103,257	88,401
Postage	87,952	98,545
Meals and entertainment	79,582	87,152
Training and education	55,692	46,703
Office	55,647	47,706
Customer statements	54,441	55,703
Telephone	52,354	56,538
Utilities	39,153	40,767
Advertising and promotion	38,992	18,492
Other	31,467	32,867
Equipment rental and repair	28,675	37,474
Total general and administrative	$ 6,191,349	$ 6,025,576

SUPPLEMENTARY INFORMATION

PURSHE KAPLAN STERLING INVESTMENTS, INC.

SCHEDULE I - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended March 31, 2017

NET CAPITAL

Total stockholder's equity	$ 1,932,971
Add: Liabilities subordinated to claims of creditors	150,000
Total stockholder's equity	2,082,971
Deductions	
Commissions aged or unallowable	705,342
Other receivables	158,245
Security deposits	12,369
Funds reserved for regulatory fees	15,192
Prepaid expenses	45,778
Fixed assets	251,857
Total deductions	1,188,783
Net capital before haircuts on money market accounts	894,188
Haircuts on money market accounts	10,613
Net capital	883,575
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	515,802
Excess net capital	$ 367,773

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 7,660,411
Income tax payable	76,610
Total aggregate indebtedness	$ 7,737,021
Ratio of aggregate indebtedness to net capital	8.76 to 1.0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17a-5 as of March 31, 2017.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

SCHEDULE II - Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits all customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers.

SCHEDULE III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits all customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers.



WOJESKI & COMPANY CPAs, P.C.

75 Troy Road
East Greenbush, New York 12061
518-477-1102 • 518-477-1302 (Fax)
www.wojeskico.com

MEMBER: AICPA, NYSSCPA

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Purshe Kaplan Sterling Investments, Inc. (the "Company"), identified the following provisions of 17 C.F.R. Section 240.15c3-3(k), under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exemption. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, include inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is to the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be faired stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wojeski + Company CPAs, P.C.

East Greenbush, New York
May 26, 2017


PURSHE KAPLAN STERLING
PKS
INVESTMENTS

PURSHE KAPLAN STERLING INVESTMENTS INC. EXEMPTION REPORT

Purshe Kaplan Sterling Investments, Inc., is a registered broker-dealer subject to the Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Purshe Kaplan Sterling Investments, Inc. states the following:

1. Purshe Kaplan Sterling Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i) and (2)(ii).
2. Purshe Kaplan Sterling Investments, Inc. met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the year ended March 31, 2017.

Purshe Kaplan Sterling Investments, Inc.

I, J. Peter Purcell affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

J. Peter Purcell, CEO

May 26, 2017

18 Corporate Woods Boulevard
Albany, New York 12211

Member FINRA | SIPC
www.pksinvest.com

518 436-3536 | 800 801-6851
Facsimile 518 436-3868


WOJESKI & COMPANY CPAs, P.C.

75 Troy Road
East Greenbush, New York 12061
518-477-1102 • 518-477-1302 (Fax)
www.wojeskico.com

MEMBER: AICPA, NYSSCPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Payment General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2017, which were agreed to by Purshe Kaplan Sterling Investments, Inc. (the "Company") and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from their operating account noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended March 31, 2017 with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reconciliation of total revenue and deductions to

determination of SIPC Net Operating Revenues supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wojeski & Company CPAs, P.C.

East Greenbush, New York
May 26, 2017